[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

June 4, 2007



U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          JNLNY Separate Account II
             File Nos. 333-86933 and 811-09577
             CIK: 0001076983
             Accession Number: 0000927730-07-000167

Dear Commissioners:

On June 1, 2007, the above referenced 485BPOS filing was forwarded via Edgar. It has been determined that the 485BPOS filing was filed in error and we are requesting withdrawal of the previously accepted 485BPOS filing, under Form Type AW. Please contact the undersigned at 517-367-3835 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company


ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney